UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

SAFE BULKERS, INC.

(Translation of registrant’s name into English)

Apt. D11, Les Acanthes 6, Avenue des Citronniers, MC98000 Monaco

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐          No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be incorporated by reference into our registration statement on Form F-3, as filed with the Securities and Exchange Commission on August 6, 2024 and as may be further amended, to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

EXHIBIT INDEX

1. Press Release dated June 2, 2026: Safe Bulkers, Inc. Becomes the Only Shipping Company with Common Stock trading on both the NYSE and Euronext Athens.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 2, 2026

SAFE BULKERS, INC.

By:	/s/ Konstantinos Adamopoulos
Name:	Konstantinos Adamopoulos
Title:	Chief Financial Officer

Safe Bulkers, Inc. Becomes the Only Shipping Company with Common Stock trading on both the NYSE and Euronext Athens

Monaco – June 2, 2026 — Safe Bulkers, Inc. (the “Company”) (NYSE/Euronext Athens: SB), an international provider of marine drybulk transportation services, is pleased to announce today that the Company’s issued shares of common stock (i.e., all 101,826,580 dematerialized, registered voting shares of common stock, each with a par value of $0.001, issued by the Company) have commenced trading on Euronext Athens under the ticker symbol “SB” and ISIN code: MHY7388L1039. The Company’s common stock will continue to be primarily listed on the New York Stock Exchange (“NYSE”), as will the Company’s series C preferred stock and series D preferred stock (neither such class of preferred stock is trading on Euronext Athens).

By listing its common stock on the Main Market of the Regulated Securities Market of Euronext Athens, the Company aims to broaden and diversify its shareholder base by providing access to a wider pool of institutional and retail investors, with exposure to the maritime industry. Athens is a leading global maritime center and by listing on Euronext Athens, the Company aims to increase the Company’s visibility and corporate profile within the European maritime, banking and institutional investment community.

The Company is advised by Piraeus Bank S.A. as listing advisor. Potamitis Vekris Law Firm served as legal counsel on matters of Greek law and White & Case LLP served as global legal counsel.

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company’s common stock, series C preferred stock and series D preferred stock are listed on the NYSE, and trade under the symbols “SB”, “SB.PR.C” and “SB.PR.D”, respectively.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, including the benefits of listing the Company’s common stock on the Euronext Athens. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, business disruptions due to natural disasters or other events, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the inability to develop a liquid trading market for the Company’s shares of common stock on Euronext Athens and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertakings to release any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President
Safe Bulkers, Inc.

Tel.: +30 2 111 888 400

Fax: +30 2 111 878 500

E-Mail: directors@safebulkers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President Capital Link, Inc.

230 Park Avenue, Suite 1536 New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail: safebulkers@capitallink.com

Anna Wichmann

Capital Link Athens

Tel +30-210-6109-800

E-Mail: safebulkers@capitallink.com